Exhibit 99.1

ITAÚ UNIBANCO CODE OF ETHICS

Version

August 2016

Contents

Contents	2

From the leadership	3
The principle of identity	4
Corporate social responsibility	4

Compliance with laws, standards and regulations	5

Labor Relations	5

The principle of interdependence	6
Clients and consumers	6

Shareholders and investors	7

Suppliers	8

Competitors	8

Public sector	9

Third Sector	10

Media	11

The principle of good faith	12
The principle of excellence	12
Professional conduct	13

Conflicts of interest	15

Information and know-how	15

Family and proximity ties	16

Outside activities and personal connections with clients and suppliers	17

Gifts and contributions	18

Scope and management of the Code of Ethics	19
Doubts and exceptions	19

Guidance and notification channels	20

Disciplinary action	22

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From the leadership

The world changes. This inescapable truth leads us to constantly rethink how we relate to society and the marketplace. This is why we felt a need to update our Code of Ethics. This document, together with our Vision and the corporate culture we call Our Way , contributes to the registration of our most essential values. We believe that abiding by the principles it contains contributes to ensuring Itaú Unibanco’s longevity and credibility. Our Code is based on four basic principles: identity (what sets us apart from other companies), interdependence (the engine of social coexistence), good faith (trust generates trust) and excellence (the constant pursuit of superior quality). These principles are the inspiration for our standards. And our standards have been rewritten to become even clearer and more easily understood without losing their essence.

The Code of Ethics is and must be a document both managers and employees at our organization refer to often. Above all, its nature is educational, in addition to disciplinary, and provides attitudinal guidance appropriate to and consistent with our guidelines. This document very clearly illustrates what conducts are deemed correct, and thereby necessary, and what are regarded as incorrect, and therefore unacceptable.

Relying on this Code for guidance is like using a moral compass that enables determining the best behavior to adopt and the best decision to make with a constant eye on the common good.

The Code expresses our conviction that organizations wishing to be long lasting do not accept gains at any cost and that the success of these organizations is contingent on their capacity to lead both on an ethical and responsible basis.

If we all dedicate to implementing the code on an everyday, routine basis, we will surely build an even sounder and more ethical organization in which that can all take pride.

São Paulo (SP), August 25, 2016

Pedro Moreira Salles	Roberto Setubal
Chairman of the Board	CEO

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The principle of identity

▪	We are a growth, efficiency and customer satisfaction-oriented company, based on ethical business conduct and sustainable development.

Like any individual, whose personal traits tell them from everyone else, each lasting organization has a corporate identity that makes it unmistakable. Identity answers a key question: who are we? That is, what traits describe us and allow the publics with which we relate and society in general to recognize us as a company apart from all others?

We, as an organization, take pride in acting correctly. To this end, we strive to build effective bonds with our stakeholders, prize the quality of our products and services, evaluate the socio-environmental impacts of our financial activities, and adopt practices that support generating shared value.

These identity traits of Itaú Unibanco’s are chiefly defined in our organizational culture and in the guidelines and governance practices summarized ahead.

Corporate social responsibility

To prevent deviation from morality and inappropriate benefits to Itaú Unibanco or third parties, we encourage ethics-oriented decision-making. In order to implement this guideline:

✓	We align the business and operations of Group companies with the Vision, Culture, Sustainability Policy, Values, Code of Ethics and other commitments reflected in our policies for people management, risk management, financial controls, audit, compliance, internal controls, sustainability and corporate security (prevention against illicit acts, information security and more).

✓	We clearly and accurately disclose the information our stakeholders and society in general need to make decisions relative to our organization.

✓	We do not use any form of ruse, imposition or constraint in our activities, operations and business.

✓	We protect non-public information (restricted, confidential and internal) in such a manner as to prevent leaks from harming the organization, our stakeholders and society in general, as well as the relationships of trust formed between ourselves and stakeholders.

✓	Our operations and business take account of the dilemmas and risks associated with sensitive topics connected with the preservation of the environment and the fight against crime, such as: arms trade, power generation, mining, biodiversity, casinos, the use of asbestos, animal studies, genetic engineering, among others.

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Compliance with laws, standards and regulations

✓	We abide by the laws, standards and regulations in force in the countries in which we operate.

✓	We maintain institutional policies and practices to prevent and combat all forms of corruption (bribery, malfeasance, inappropriate favors, etc.), money laundering, fraud and all other unlawful or criminal acts.

✓	We embrace the ethics and self-regulation guidelines of the business associations of which we are members.

✓	We promote internally the perception that laws, standards and regulations do not exhaustively cover the ethical implications of all situations. For this reason, we encourage reflection on how our actions influence our stakeholders, society and the environment from an ethical perspective.

Labor Relations

We value and appreciate our employees by:

✓	Respecting human rights and promoting social diversity. This is why we adopt policies and practices to prevent and combat all manner of discrimination, harassment, prejudice and undignified working conditions (such as child or forced labor).

✓	Providing equal opportunities for entering the labor market and for professional development through the processes of selection, hiring and promotion with a view to identifying those best suited and trained for the profile and needs of the position.

✓	Compensating, promoting and acknowledging appropriately based on meritocratic criteria.

✓	Maintaining education and labor safety and health programs.

✓	Assuring your rights of collective bargaining and free partisan, religious and labor union affiliation.

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The principle of interdependence

▪	Our interactions with stakeholders and society aim to share with them values and actions that foster common good.

Coexistence in society assumes recognizing that, as we depend on others, so do others depend on us. The realization of our interests cannot be had at the expense of the interests of others, under pain of stressing the bonds built with our stakeholders. For this reason, we believe that shared value is beneficial to all parties involved, and leads to perennial relations.

As a result, we foster dialog and cooperation with our stakeholders, attempt to align their interests with ours, welcome suggestions and criticism to leverage our performance, provide nimble and accurate answers to their inquiries, ceaselessly improve our products and services. In this way, we strive to turn our service into value-generation opportunities.

Clients and consumers

Clients and consumers are our raison d’être. Determining their expectations and needs and improving our actions in a perpetual effort towards synchronization are the appropriate forms of action in the banking market. Therefore:

We must

❖	Respect their freedom of choice, providing them the information they need to make crucial decisions in a clear, accurate and timely manner.

❖	Adopt easily understood contracts that clearly indicate the parties’ rights and obligations and emphasize the risks involved, so that no doubt or misunderstanding remains.

❖	Make available service channels equipped to hear them attentively and capable of quickly addressing requests, complaints and suggestions.

❖	Value their privacy and use information security and protection devices to make sure that they are used with the owners’ knowledge and to their benefit, so as to strengthen the trust they put in us.

❖	Understand clients’ needs so that we can provide information and financial solutions to help individuals and business firms maintain a wholesome relationship with money.

It is unacceptable

❖	To use matched sales and other forms of imposition or constraint to do business.

❖	To get results at any cost, raising unrealistic expectations about a product or service, or misleading clients and consumers and thereby putting their needs and interests in the background.

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❖	To disseminating information, provide advice, or negotiate based on rumors or unreliable data, under pain of causing losses to the parties.

Shareholders and investors

In order to preserve the specific interests of shareholders and investors, Itaú Unibanco deems it:

Necessary

❖	To embrace transparent, objective and impartial practices to monitor conflicts of interest involving shareholders, managers and Itaú Unibanco.

❖	To comply with previously established rules as approved by the Shareholders’ Meeting and disclosed to the marketplace in carrying out deals or operations with related parties (controlling shareholders, managers and their respective relatives and spouses; controlled and affiliated companies, etc.), in order to maintain equitability and abide by Itaú Unibanco policies and procedures.

❖	To clearly, accurately and objectively provide the information required so that interested stakeholders may make informed decisions, thereby enhancing transparence.

❖	To establish mechanisms to prevent privileged information from leaking, thereby making an effective contribution to corporate governance.

❖	To prepare accounting and financial statements that strictly and clearly represent the transactions made and enable appropriate decision making on the part of stakeholders.

❖	To carry out preventive analyses of operational, financial, social, environmental and reputational risks, with the perpetuity of the business in mind.

Unacceptable

❖	To do business or carry out transactions with related parties with the exclusive intent to cater to the private interests of shareholders, managers or third parties, as such an action would imply misuse of power.

❖	To fail to receive suggestions, criticism and inquiries from any related party, or to fail to respond to them in a timely, accurate and professional manner, giving rise to discontent and potential complaints.

❖	To benefit from privileged information in the sale or purchase of financial assets (shares, debentures, etc.) whether directly or by means of third parties, as such an action would involve a breach of trust.

❖	To exploit business opportunities or prospects identified by Itaú Unibanco companies, harming shareholders and investors.

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❖	To leak any information whose use may interfere with the market value of Itaú Unibanco shares, as such an action may cause harm to shareholders and investors.

Suppliers

Companies like Itaú Unibanco form value chains with their goods suppliers, services providers, commercial and business partners. Our responsibility is as comprehensive as our partnerships network. As such:

We must

❖	Adopt objective, transparent and fair selection and hiring criteria to prevent any kind of undue benefits and the discredit of partnerships formed.

❖	Support the sustainable development of suppliers, the promotion of dignified labor and compliance with legal, labor, environmental, sanitary and safety requirements, with particular emphasis on fighting unlawful or criminal action (corruption, inappropriate influence, fraud, money laundering, smuggling and others), in order to maintain alignment with the principles of our Code of Ethics.

It is unacceptable

❖	To tolerate any form of undignified labor (child and forced labor, among others) or working conditions that pose health hazards, as well as physical or psychological abuse, so as not to contribute to the underground economy and jeopardize our image.

❖	To maintain commercial and personal tie with suppliers that may influence decision making and compromise our lack of bias.

Competitors

Competition is essential for clients and consumers to exercise their freedom of choice. We must, however, remain attentive to two kinds of practices: unlawful competition, which resorts to ruses to privilege certain firms over others, and the formation of trusts or cartels that subject the market to uncompetitive conditions that directly harm buyers of goods or services. For this reason:

We must

❖	Act in compliance with the precepts of free competition and respect our competitors’ reputation and opinions.

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❖	Take part in business associations in the spirit of cooperation, with the sole purpose of improving the industries in which we operate.

❖	Respect intellectual property and refrain from using competitors’ information without their explicit consent.

It is unacceptable

❖	To engage in economic espionage practices or to obtain competitors’ plans and actions by means of shady methods.

❖	To make comments that may affect the image of our competitors, or to contribute to the dissemination of rumors about them.

❖	To engage in discussion with our competitors about sensitive matters that concern our strategic edges, such as business strategies, competitive advantages, pricing policies, contractual terms, costs, market surveys, accounting and managerial results, the development of new products, services and technologies.

Public sector

Relationships and contacts maintained with government officials, irrespective of position or position in the hierarchy, demand broad transparency and strict accountability on our part. Therefore:

We must

❖	Keep our corporate decisions free from partisan or ideological preferences in order not to compromise Itaú Unibanco’s absence of bias.

❖	Maintain relationships with a constant concern for the appearance of conflicts of interests, or the perception others may have of our conduct, in order not to cast doubt on the integrity of Itaú Unibanco.

❖	Limit our partnerships and contributions (sponsorships, donations and other), to collective good and with a view towards improved public service, as an active means to exercise our corporate citizenship.

❖	Condition any contributions to political parties or candidates to the contents of the local law and compliance with our guidelines for the improvement of citizenship and society, and all funds donated must be accounted for in accounting documents and reported pursuant to the applicable law of the countries in which we operate.

❖	Respect the strictly personal manifestation of opinion and political activities of managers and employees, as long as such practices do not explicitly represent the position of Itaú Unibanco nor amount to a hidden form of institutional support.

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It is unacceptable

❖	To cater to private interests over the common good or to contribute to the private appropriation of public resources, as such practices are harmful to general interests and jeopardize the reputation of Itaú Unibanco.

❖	To enlist public officials, public servants, utility permit holders or candidates for office by means of gifts or improper benefits, whether to facilitate business, tender bids etc., or to cause them to fulfill their own legal obligations or expedite procedures, as such practices are forms of corruption in addition to being in breach of the law.

❖	To show any corporate preference for the acts and statements of governmental agents, as well as to make comments of a political nature that compromise the maintenance of strictly commercial relationships.

❖	To condition any contributions (sponsorships, donations and other) to inappropriate benefits for Itaú Unibanco, for yourself or for third parties, given the harmful effects on public interest and the Itaú Unibanco’s reputation.

Third Sector

This is the sector made up of non-governmental organizations with non-economic purposes, such as associations, foundations, Social Organizations (SOs) and Public Interest Civil Society Organizations (“Organizações da Sociedade Civil de Interesse Público” – OSCIPs), of services of a public nature. Our relationship with this sector is one of the most important aspects of our corporate citizenship, insofar as it associates economic effectiveness with social investment and aims to contribute to the construction of a society that is more equitable in the opportunities it provides. For this reason:

We must

❖	Build partnerships with an aim towards promoting society’s sustainable development, in such a manner as to not compromise the ability of future generations to meet their own needs, strictly within the boundaries of local law and in compliance with our corporate guidelines.

❖	Target sponsorships and donations at the social, economic, educational, cultural and environmental development of the communities with which we relate.

❖	Support and encourage social actions Itaú Unibanco already develops through its Institutes and Foundations.

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It is unacceptable

❖	To form partnerships with or make contributions (sponsorships, donations and other) to Third Sector organizations based on personal relationships or relationships not in line with the law and corporate guidelines.

❖	To carry out actions of a social investment nature with the sole purpose of finalizing a business transaction.

❖	To condition social investment on the beneficiary organizations’ purchase of the bank’s products or services.

Media

We acknowledge the importance of mass media as the front line of defense of freedom of speech, of public interests and of the diversity of opinion, all of which are essential values to consolidating national democracy. Their dissemination of news and analyses is essential to inform the population and equip it with required instruments to take an informed stance before all manner of issues. Therefore:

We must

❖	Maintain a truthful and independent relationship with the media, with the clear purpose of contributing to the fulfillment, by the means of communication, of their purpose of correctly informing public opinion.

It is unacceptable

❖	To confuse the obligation of accountability with marketing or publicity actions, in order to avoid misunderstandings that may mislead our stakeholders.

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The principle of good faith

▪	We act in good faith and take responsibility for our actions and choices.

Evidence shows that trust generates trust, sometimes redoubled. We therefore apply the traditional golden rule: to unto others what we would have them to do to us.

We are driven by three main reasons: we know that we are not worthy of credit if we fail to give others the fair treatment they expect; we know that by being responsible for our actions and choices, we provide proof of the honesty of our purposes; we know that no business can last without firm trust among the parties. Therefore, to ensure the credibility of Itaú Unibanco and consolidate the trust put into us:

We must

❖	Practice dialogue, which means remaining open to different opinions of a constructive nature, as this makes for a lighter working atmosphere, favors socialization, opens new vistas and multiplies opportunities for innovation.

❖	Give due credit to the ideas and accomplishments of colleagues in an effort to dignify their work and safeguard what is theirs.

❖	Share non-confidential information whose lack may jeopardize others’ activities or decisions, thereby strengthening our relationship with stakeholders and society in general and improving the quality of our relationships.

It is unacceptable

❖	To mislead others into error and harm them, even if Itaú Unibanco benefits.

❖	To use Itaú Unibanco’s name or one’s position to secure personal benefits or advantages for relatives or third parties, which creates a risk of staining one’s own professional reputation and the organization’s as well.

❖	To present personal ideas, opinions and preferences as if they were Itaú Unibanco’s, its managers’ or employees’, as this undermines trust and a collaborative atmosphere.

The principle of excellence

▪	We constantly improve the quality of our work and cultivate atmospheres that are motivational and conducive to collaboration.

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In order to stand out in a highly competitive market, we must attain superior quality standards for the services we provide. Such standards, however, depend on: continued improvement of our work and the processes that support it, and a motivational, highly collaborative atmosphere of mutual respect.

Therefore, the excellence of our work emerges from a collective construction and depends, first and foremost, on the quality of our professional conduct and on how we resolve conflicts of interest.

Professional conduct

Our choices and attitudes can both have a positive influence on the trust we receive and generate discredit, giving rise to personal and professional dissatisfaction. Hence the importance of qualitative professional conduct. As a result:

We must

❖	Promote relations based on respect for dignity, equality of treatment and cooperation, contributing to an environment, which is propitious to development and healthy interaction with a view to maintaining a participative and cordial atmosphere.

❖	Learn from our mistakes, acknowledging them and proposing potential preventive mechanisms, given their potential to harm colleagues and Itaú Unibanco.

❖	Do our jobs with conscience, integrity, diligence and loyalty to the interests of Itaú Unibanco.

❖	Care for the facilities, resources, equipment, machines and other working materials made available, and only use them for private purposes in emergencies and with extreme moderation.

❖	Make responsible use of the benefits provided, such as medical and dental care, banking products and services, food and meal vouchers, transport, parking, recreation clubs and others, in so doing, strictly observing the rules and as a sensible display of collaboration.

❖	Exercise our corporate citizenship by respecting the right of free partisan, religious and labor union association, complying with labor conventions and collective bargains, and abiding by labor rights and obligations.

❖	Embrace the guidelines of consumer awareness by not wasting resources such as water, power, paper, disposables, office supplies, fuel and others, in an effort to preserve the environment and recycle wherever possible.

❖	Ensure and respect elective and voluntary participation in drives or collections for internal celebrations, gifts for colleagues, secret Santa games, or donations, without allowing the amounts given to be disclosed, in order to maintain a wholesome and cordial atmosphere. Recommend prudence and moderation in the amounts in order to avoid exaggeration, suspicion and innuendo.

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❖	Avoid: raffles, bet pools or games with prizes. Use moderation in the consumption of alcohol at internal celebrations and refrain from making excessive noise so as not to harm relationships and the proper conduction of work.

❖	Inform our direct superior of our intent to run for public office at least three months prior to filing an application for candidacy, so as to maintain orderly service.

❖	Prevent against financial imbalance, as it causes moral, psychological, professional and social damage. Use planning, prudence and responsibility to manage your personal and family affairs, making conscious use of financial resources.

❖	Base our investments, financing and loans on public information, abiding by the law and the restrictions as provided in internal policies, standards and procedures that ban the use of privileged information.

❖	Avoid the use of social networks or any other means of communication, which are external to the bank, to handle work-related matters.

❖	Inform our manager or the relevant channel, with specific grounds, of any breach of the present Code, as proof of a vigilant spirit of collaboration with Itaú Unibanco.

It is unacceptable

❖	Discriminate against anyone for their gender, culture or ethnicity, race or skin color, social status, religion, age, marital status, sexual orientation, political or philosophical convictions, permanent or temporary physical characteristics, disabilities, and other, as such a behavior would be an act of intolerance and harmful to people’s dignity.

❖	To practice or tolerate moral or sexual harassment, which damages the personal integrity of the victims and which results in legal and harmful consequences for the workplace.

❖	To use the position and, consequently, your influence for obtaining advantages of any nature or improper benefits for yourself or for third parties.

❖	To practice bullying, which is the act of physical or psychological violence, intentional or customary, with the purpose of intimidating or hurting through provocation of a prejudicial nature with respect to handicaps, personal characteristics, disabilities or errors on the part of employees, causing embarrassment to the victim, to the detriment of workplace relations.

❖	To punish or retaliate against anyone who makes a good faith report to the relevant channels of events of harassment, discrimination or any breach of the present Code, creating an internal atmosphere of persecution, fear and discredit.

❖	To carry out personal business based on Itaú Unibanco’s information or to the detriment of one’s own responsibilities as an employee.

❖	To buy or sell merchandise or services from other employees within Itaú Unibanco facilities, so as not to waste time and embarrass colleagues.

❖	To request or grant loans from/to colleagues in the workplace.

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❖	To reproduce rumors and slander against colleagues, competitors, clients and business partners, leading to discomfort, embarrassment and even retaliation against one’s self and Itaú Unibanco.

❖	To address the press on behalf of Itaú Unibanco or any of its companies without prior authorization.

❖	To carry out or tolerate business or transactions that may contribute to unlawful or criminal conduct, such as corruption, bribery, money laundering or fraud, in breach of the law and exposing Itaú Unibanco to severe penalties.

❖	To disseminate content opposite the values and guidelines of Itaú Unibanco (pornographic, prejudiced, illegal and others).

❖	To use illicit drugs, jeopardizing the image of Itaú Unibanco and compromising functional performance and the workplace.

Conflicts of interest

Conflicts of interest arise when the private interests of individuals or groups clash with and supersede those of Itaú Unibanco or its stakeholders. In this case, the unbiased nature of our actions is compromised and jeopardizes the reputation of Itaú Unibanco its managers and employees. Therefore, in order to not abuse the prerogatives of our position and avoid practices that might generate personal benefits or undue advantages to third parties, we promptly inform the relevant channels of any and all circumstances where the possibility of a conflict of interests exists and request guidance in connection with such.

For further information on conflicts of interest, please see Attachment D-1 of the Ethics and Corporate Integrity Policy (HF-5), available from the Itaú Unibanco Portal or the Investor Relations website (www.itau.com.br/relacoes-com-investidores/)

Information and know-how

How we use the information and know-how (knowledge, techniques, technologies, methods, systems, software and others) available may lead to positive or negative outcomes, as this use has an impact both on business and people’s reputations. For this reason, the secrecy of non-public information (restricted, confidential and internal) is very important both professionally and personally. In this sense:

We must

❖	Use our information and knowledge for the good of Itaú Unibanco and, where applicable, for the good of our stakeholders.

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❖	Respect the privacy of our clients and suppliers and other stakeholders with whom we relate, maintaining confidentiality over their files, information, operations and services hired, under pain of jeopardizing the trust we earned.
❖	Protect and prevent the leaking of any document or information that may cause discomfort or damage to individuals or business firms. Make sure that non-public information only circulates in the authorized areas.
❖	Request authorization from an Officer prior to using non-public information or know-how in external activities or publications, such as lectures, conferences, speeches, scientific papers, books, reviews and social media (social networks, video or photo sharing, blogs and micro-blogs), as their disclosure or amendment may cause financial losses, favor competitors, or generate negative impacts on the business or image of Itaú Unibanco.

It is unacceptable

❖	To use non-public information for private purposes or hand them to third parties without the prior consent of the owners of the information, as this may cause harm to Itaú Unibanco and its stakeholders.

❖	Remove copies of information, processes, methodologies, software and other property of Itaú Unibanco, even if developed by the employee in his or her workplace, as this would amount to intellectual property theft.

❖	Use social networks to disclose information that is the property of Itaú Unibanco, as well as to disseminate rumors or soil the reputation of managers, employees or the organization.

Family and proximity ties

Referring and hiring of relatives, spouses and common law partners is allowed but if this lead to conflicts of interest, real or presumed, they must be evaluated by management and also by the Ethics Consultancy.

This group of ties comprehends spouses, blood relations, affinity relations, relations by adoption, ascendants (parents, grandparents...), descendants (children, grandchildren...) or collaterals (brothers and sisters in-law, cousins, nephews and nieces, children in-law, etc.); it also includes life partners and affective relationship also includes life partners and affective relationships (boyfriend, girlfriend, etc.). In the light of this:

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We must

❖	Inform the direct manager and the person responsible for hiring (internally or externally) where we would like to refer a relative or person with a close relationship, so that the presence of any impediment may be determined.

It is unacceptable

To allow conflicts of interest or practices involving favoritism as a result of family or affinity ties on the part of managers and employees.

In the branch network, to allow the existence of family or close relatives in the same branch in similar physical locations (ex. platforms, nuclei, centers).

Note: In Brazil, family or close relatives must be registered in the Itaú Unibanco Portal.

Outside activities and personal connections with clients,suppliers and commercial partners

Any connections between managers or employees and other companies may lead to undue favor, which may soil or destroy reputations. As a result:

We must

❖	Keep our direct manager informed of our intent to pursue activities in other organizations and await their opinion based on the Corporate Ethics and Integrity Policy (HF-5).

❖	Request guidance from the Ethics Consultancy before entering into partnerships with professionals, companies and managers that are Itaú Unibanco clients, suppliers or commercial partners, so that the implications may be properly evaluated.

❖	Request guidance from Media Relations before taking part in interviews and media programs associated with the activities performed at Itaú Unibanco, in order to avoid misunderstandings.

It is unacceptable

❖	To hire suppliers, service providers or commercial partners that have a relationship with management or employees (for example, in the form of family relations, participation in the company etc.) in such a way as to cause conflicts of interest.

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❖	To do private business or through corporate entities with workers or companies that are Itaú Unibanco customers, suppliers, commercial partners or that maintain any form of relationship with Itaú Unibanco, interaction of which may imply conflicts of interest, without prior consultation with the Ethics Consultancy and without following, corporate guidelines, as such ties may raise questions.

❖	To work in other organizations as a manager, employee, service provider, consultant or advisor, partner, managing partner or investing partner, where the activities of such an organization are in any way in conflict with the activities we perform at Itaú Unibanco, be it as a result of their nature or of the time spent on them, as such a circumstance creates dilemmas and may occupy some of the employee’s attention.

Gifts and contributions

Outside relationships or commercial customs may now be labeled as attempts at solicitation or means to influence decision makers in the commercial and political realms. We may name, by way of illustration: meal invitations, gifts, offers of bonuses, prizes, personal discounts, business or leisure travel, sports events, performances, cultural spectacles, favors of any kind.

These advantages, emerging from the justification of creating affinity between parties or building closer functional ties, may be easily confused with means to circumvent rules, or interpreted as illegitimate means to expedite business. Before such a delicate issue:

We must

❖	Not allow the receiving and offering of such artifices that may directly or indirectly induce ties or commitments harmful to the transparency of business, except where market practices demand the exchange of courtesy and that such action is authorized within the limits provided by the corporate standards.

❖	Make contributions on behalf of Itaú Unibanco (sponsorships or donations) in line with the corporate standards on the matter, especially as concerns the public sector.

It is unacceptable

❖	To suggest, offer, give, promise or receive gifts, contributions and favors of any kind to government officials and to companies in the public and private sectors, the third sector or members of political parties, as well as to or from governmental bodies, in exchange for or for the purposes of expediting business, operations or activities for Itaú Unibanco, or with the intent of obtaining improper benefits for oneself or third parties.

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❖	In the position of a manager or employee of the Itaú Unibanco Procurement Department, to offer or receive gifts and contributions of any kind of worth, even if only minor, to avoid rising any suspicion of impropriety.

Scope and management of the Code of Ethics

The Code of Ethics has been approved by the Board of Directors of Itaú Unibanco Holding S.A. and applies indiscriminately to all managers and employees of the Itaú Unibanco Conglomerate in Brazil and abroad.

The Collegiate Bodies for Ethics and Integrity monitor the guidelines of Itaú Unibanco’s Code of Ethics and the Corporate Ethics and Integrity Policy (HF-5) through the Actions of the Corporate Ethics and Integrity Program.

The Audit Committee monitors the Ethics and Integrity Program.

The Corporate Ethics and Integrity Program is the combination of guidelines and processes for ensuring compliance with the Code of Ethics and the principles and values of the Itaú Unibanco Conglomerate.

The Corporate Ethics and Integrity Policy (HF-5) details the Ethics and Integrity Program and the guidelines with respect to the conflicts of interest.

More restrictive rules than this Code of Ethics may be adopted by the areas or companies comprising the Itaú Unibanco Conglomerate

All managers and employees of the Itaú Unibanco Conglomerate shall adhere electronically on an annual basis (or by any available means in the company in which they work) to the Instrument of Awareness of Adherence to the Corporate Integrity Policies.

Doubts and exceptions

Doubts and the determination of exceptions in relation to the topics covered by this Code of Ethics and the Corporate Ethics and Integrity Policy (HF-5) must be submitted to the e-mail key:

•	Companies in Brazil: Ethics Consultancy (e-mail key ETHICS AND INTEGRITY COMMITTEE/ comitedeintegridadeeetica@correio.itau.com.br

Companies abroad: available local channels in the attachment to the Ethics Code for each unit.

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Guidance and notification channels

The commitment of each and every one of us to the guidelines provided in this Code is the effective pillar of the soundness and longevity of Itaú Unibanco. This means that where we encounter a breach or suspected breach of a guidelines, law, regulation or standard, we must promptly report it to the appropriate channels under the following conditions:

✓	Confidentiality over the determination of facts will be strictly kept;

✓	Anonymity will be assured to those who desire it;

✓	The determination of facts will be impartial and independent;

✓	Reports or accusations without consistent grounds will be disregarded;

✓	Reports or accusations made in ill faith and with the intent of harming another will be subject to disciplinary sanctions;

✓	Disciplinary sanctions are in place against any attempt at retaliation.

✓	In the daily routine, dilemmas or situations not foreseen in this Code may arise, requiring specific evaluation. In case of doubt, ask!

✓	For greater information on channels for airing doubts and whistleblowing, whistleblower protection policy and disciplinary sanctions, please consult the Corporate Ethics and Integrity Policy (HF-5), available from the Itaú Unibanco Portal or the Investor Relations website (www.itau.com.br/relacoes-com-investidores/)

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Channel	Subjects	Contacts
Ethics Consultancy	Doubts on: ▪ Itaú Unibanco Code of Ethics; ▪ Conflicts of interest ▪ Ethical dilemmas; ▪ Corporate Ethics and Integrity Policy (HF-5); ▪ Corporate Policy on Prevention of Corruption (HF-22)	• comitedeintegridadeeetica@correio.itau.com.br
Ombudsman Superintendence	Manifestations - suspicions, whistleblowing and complaints etc. on Interpersonal conflicts and conflicts of interest in the work place

•   Telephone: 0800 721 4040

•   External e-mails:
ombudsman@ombudsman.itau-unibanco.com.br
or ombudsman.itub@terra.com.br

•   Internal e-mail: Ombudsman

•   Intranet site: Digital Portal Itaú>Ombudsman>Site / Blog

•   Personal contact

Inspection Superintendence

Doubts, suspicions and reports involving:

▪    Electronic channel fraud;

▪    Document fraud of any kind;

▪    Acts of corruption and bribery;

▪    Theft and robbery of units and extensions, clients and employees;

▪    Breaking and entering in general;

▪    Kidnapping for ransom;

▪    Information, physical, personal and assets security incidents.

▪    Deviation of conduct on the part of employees.

•   Internal e-mail:INSPETORIA

•   Call Center: 0800 723 0010

•   System: log the event into the Itáu Handling System (“Sistema Itaú de Tratamento de Ocorrências” (SITO)

•   External e-mail: inspetoria@itau-unibanco.com.br

•   Internal correspondence: addressee: Gerência de Inspetoria/São Paulo

•   Postal Address: A/C Inspetoria –Av. Dr. Hugo Beolchi, 900 – piso -1 Torre Eudoro Villela – São Paulo/SP – CEP 04310-030

Audit Committee	Suspicions and reports involving: ▪ Non-compliance with laws or regulations; ▪ Fraud and error in audit, accounting and internal controls activities.

•   External e-mail:
comite.auditoria.iuh@itau-unibanco.com.br

•   Internal e-mail: COMITE AUDITORIA;

•   Postal Address: A/C Comitê de Auditoria Itaú Unibanco Holding S.A. – Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, Piso PM, São Paulo – SP – CEP: 04344-902.

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Disciplinary action

Failure to comply with the guidelines provided in this Code of Ethics and the Corporate Ethics and Integrity Policy (HF-5) may give rise to administrative penalties as per the internal standards of Itaú Unibanco.

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